YCC Holdings LLC
c/o The Yankee Candle Company, Inc.
16 Yankee Candle Way
South Deerfield, MA 01373

July 29, 2011

VIA FACSIMILE AND EDGAR

Securities and Exchange Commission

100 F. Street, N.E., Mail Stop 4636

Washington, D.C. 205498

Attention:  Era Anagnosti

Re:                               YCC Holdings LLC (the “Company”)
Registration Statement on Form S-4
(SEC File No. 333-173505) Originally Filed April 14, 2011 (as amended)

Ladies and Gentlemen:

Reference is made to the Company’s request to accelerate the effective date of its Registration Statement on Form S-4 (SEC File No. 333-173505), as amended (the “Registration Statement”), filed with the Securities and Exchange Commission on July 28, 2011 (the “Acceleration Request”).  The Company hereby respectfully requests withdrawal of the Acceleration Request, and will resubmit a request for acceleration of the effective date of the Registration Statement at a later date.

Please call Elisabeth Martin of Kirkland & Ellis LLP, special counsel to the Company, at (312) 862-3055 if you have any other questions or concerns regarding this matter.

Very truly yours,

YCC HOLDINGS LLC

By:	/s/ Gregory W. Hunt
Name:	Gregory W. Hunt
Its:	Treasurer